Exhibit 99.1

FOR IMMEDIATE RELEASE

GoldMining Announces Appointment Of Alastair Still

As Chief Executive Officer

Vancouver, British Columbia – March 31, 2021 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the appointment of Alastair Still as Chief Executive Officer of the Company effective April 1, 2021. Mr. Still has served as the Company's Executive Vice President, Chief Development Officer since October 1, 2020. Mr. Still replaces Garnet Dawson who is retiring as Chief Executive Officer, but will remain a director of GoldMining and continue to advise the Company in a technical capacity.

Amir Adnani, Chairman of GoldMining, commented: "Since joining the Company in 2013, Garnet has been instrumental in the successful execution of the first phase of our growth strategy. His technical insight has been invaluable to the numerous acquisitions we successfully completed throughout his tenure. On behalf of the Company, I'd like to thank Garnet for all of his contributions. We look forward to continuing to work with him in his capacity as a director."

He continued: "I'm delighted to announce Alastair's appointment as Chief Executive Officer to lead GoldMining’s second strategic phase, focused on our dual-pronged approach to daylight value from our resource base and continue to identify accretive acquisition opportunities. Before joining GoldMining, Alastair was Director of Corporate Development with Newmont and Goldcorp, and part of the senior management team that led the $32 billion merger to create the world’s largest gold producer. Alastair's track record of having spent 25 years working for major gold miners in leadership roles, including in project and corporate development, brings the necessary expertise and is the right fit for GoldMining as we push forward with unlocking the intrinsic value of our projects."

Alastair Still, commented: "I am thrilled to accept this appointment and to lead GoldMining's exciting chapter of value-enhancement. Through the long-term commitment of Amir, Garnet and the GoldMining team, we have positioned ourselves with a unique portfolio of large, quality gold and copper projects throughout the Americas. I especially look forward to leading the effort as we embark on completing a combination of actions as part of our strategic plan to advance our projects, which, as previously announced, will include engineering studies, select drilling campaigns and exploring potential joint ventures and divestitures."

Mr. Still is an experienced mining industry professional with over 25 years of expertise including working for major gold miners such as Agnico Eagle, Kinross Gold, Placer Dome, Goldcorp and Newmont. He has worked within Canada and internationally in a variety of leadership roles including mine operations, project development and corporate development and strategy. Mr. Still has more than ten years of corporate development and M&A experience having most recently served as Director, Corporate Development with Newmont Corporation (formerly Goldcorp). Additionally, Mr. Still serves as Director of Technical Services of Gold Royalty Corp., which is 48% owned by GoldMining Inc.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its long-term strategy and projects. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the impacts of COVID-19; the inability of the Company to meet expected timelines for planned project activities; the inherent risks involved in the exploration and development of mineral properties; fluctuating metal prices; and unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMining's Annual Information Form for the year ended November 30, 2020, and other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.

SUITE 1830 – 1030 WEST GEORGIA STREET

VANCOUVER BC V6E 2Y3